RED CAPITAL MARKETS, LLC

Statement of Financial Condition

March 31, 2016

Assets

Cash and cash equivalents	$	16,166,076
Restricted cash		1,628,745
Securities inventory (note 4)		3,300,228
Remarketing agent receivables		190,174
Accounts receivable – affiliate		560,077
Derivative assets (note 8)		3,066,634
Intangible assets, net (note 11)		484,562
Other assets, net		542,934
Total assets	$	25,939,429

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation	$	828,921
Lines of credit (note 5)		4,845
Lines of credit – affiliate (note 5)		4,309,235
Derivative liabilities (note 8)		2,417,159
Accounts payable and accrued expenses		12,532
Deferred application fees and borrower deposits		1,627,336
Other liabilities		47,558
Total liabilities		9,247,585

Commitments and indemnifications (note 9)

Shareholder's equity:		
Paid-in capital		10,486,633
Retained earnings		6,205,211
Total shareholder's equity		16,691,844
Total liabilities and shareholder's equity	$	25,939,429

See accompanying notes to financial statements.